ERSTE BANK

ERSTE BANK
DER OESTERREICHISCHEN
SPARKASSEN AG

Graben 21
1010 Wien
Tel.: +43 (0)5 0100 - DW
Fax: +43 (0)5 0100 9 - 10100

Firmensitz Wien
Gerichtsstand Wien
FB-Nr. 33209 m
DVR 0031313, BLZ 20111

082-05066

RECEIVED
2008 JUL 22 A 8:53
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FAX-ÜBERMITTLUNG/TRANSMISSION

Absender/From		Empfänger/To	
Firma	Erste Bank	Firma	SEC Headquarters
Abteilung/Firma dept.	Investor Relations	Abteilung/Firma dept.	International Corporate Finance Division
Mitarbeiter/ attn.		Mitarbeiter/ attn.	Paul Dudek Chief Officer of International Corporate Finance
Telefon	+43 (0)5 0100 - 13036	Fax	001 202 772 9207
Fax	913036		
E-Mail	investor.relations@erstebank.at		

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SUPPL

Nachricht/Message
„Rule 12g3-2 promulgated under the Securities Exchange Act 1934, paragraph (b)(1)(i)"

Please find attached today's IR-Release.

[redacted]

08003944

Best regards,
Investor Relations Team
Erste Bank der oesterreichischen Sparkassen AG

A-1010 Wien, Graben 21
Fax +43 (0)5 0100 - 13112
mailto:investor.relations@erstebank.at
http://www.erstebank.com/investorrelations

PROCESSED
JUL 25 2008
THOMSON REUTERS

7/23

Datum/Date: **17.07.2008**

ERSTE BANK

INVESTOR INFORMATION

Vienna, 17 July 2008

Legal separation of Austrian business into wholly-owned subsidiary - transition to new corporate structure nears completion

As previously announced, following its expansion into Central and Eastern Europe over the past decade, Erste Bank has decided to redesign its corporate structure in late 2006. In line with this development, over the past 18 months a new corporate governance model that meets the needs of the enlarged size of the group and sets out clear responsibilities has been implemented. This process will now be finalised by the legal separation of the Austrian core business into a wholly owned subsidiary (the "Subsidiary") from the remaining holding company, which will thereafter comprise two operating divisions.

The separation will result in the Subsidiary taking over - by way of "partial universal succession" - the regional "Austria" business, consisting mainly of the retail and corporate customer business operated throughout the Austrian branches and commerce centres. The remaining business and the remaining rights, obligations and assets will stay with the parent company.

As of the effective date of the spin-off, the Subsidiary shall be renamed "Erste Bank der oesterreichischen Sparkassen AG" and the parent company will change its name to "Erste Group Bank AG".

In this new arrangement, the parent company will act in a holding capacity and operate strategic group steering and central functions, such as providing the infrastructure for the member banks of the group in Austria and in CEE. The holding company will also be responsible for group-wide business activities such as operating the Global Markets division including Funding and the Group Corporate & Investment Banking division.

We anticipate the legal and technical separation to take place over the weekend of 9/10 August 2008. In terms of financial reporting, the new segmental structure will first be reflected in the results for the first nine months of 2008, which are due to be announced on 30 October 2008. (Restated accounts will be made available in advance of this date.)

This separation of the "Austria" business and the change of name will have no effect whatsoever on the listing of Erste Bank (under our new company name Erste Group Bank AG) on the stock exchanges of Vienna, Prague and Bucharest. The shares will be renamed to "ERSTE".
The listed parent company (Erste Group Bank AG) will continue to be rated by the rating agencies S&P, Moody's and Fitch, who have already confirmed the current ratings (A-1/ P-1/ F1 and A/Aa3/A). There are no current plans to have the Subsidiary rated.

Erste Group Bank AG is and shall remain the Obligor for existing debt instruments (i.e. bonds, notes, "Schuldscheindarlehen", etc.) and shall continue to be the Issuer. Furthermore, pursuant to mandatory Austrian company law, after the de-merger, Erste Group Bank's wholly owned subsidiary, the new Erste Bank der oesterreichischen Sparkassen AG, will remain jointly and severally liable for all obligations that have arisen prior to the effective date of the de-merger, up to the total value of the net assets that have been transferred to Erste Bank Oesterreich in the course of the de-merger.

For more information, please contact:
Erste Bank, Investor Relations
Graben 21, 1010 Vienna, Austria, Fax: ++43 (0) 5 0100 Ext. 13112
Gabriele Werzer, Tel. +43 (0) 5 0100 Ext. 11286, E-mail: gabriele.werzer@erstebank.at
Thomas Sommerauer, Tel. +43 (0) 5 0100 Ext. 17326, E-mail: thomas.sommerauer@erstebank.at
Peter Makray, Tel. +43 (0) 5 0100 Ext. 16878, E-mail: peter.makray@erstebank.at

This release is also available on our website at http://www.erstebank.com/investorrelations in the news section.

END